UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2014

Golar LNG Limited
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2014

Highlights

•	Golar LNG (“Golar” or the “Company”) reports a second quarter 2014 (“second quarter”) net loss of USD $24.2 million (including a non-cash loss of $13.6 million on interest rate swaps).

•	EBITDA* generated in the quarter amounts to $1.1 million.

•	Total pro-forma EBITDA** on a group-wide basis (including consolidation of Golar Partners) is $84.3 million.

•	Golar takes delivery of the LNG carrier Golar Crystal (“Crystal”) on May 15.

•	On June 30 Golar raises $661 million net of fees following the successful follow-on issue of 12,650,000 shares of its common stock (including underwriters’ options). Subscription price was USD $54.0.

•	Spot and short-term chartering market remains challenging due to negative growth in LNG production caused by underperformance of certain existing production facilities.

•	Board maintains dividend at $0.45 per share for the quarter.
* Adjusted EBITDA is defined as earnings before interest, depreciation and amortization equal to operating income plus depreciation and amortization.
** Proforma adjusted EBITDA is defined as *above but includes the consolidation of Golar Partners. Refer to Appendix A for the reconciliation of Group-wide results

Subsequent events

•	On July 2 the Company executed and made effective key agreements for conversion of the 125,000 m3 LNG carrier Hilli to a floating liquefaction vessel (an "FLNGV").

•	Far East spot LNG prices fall below $11 creating strong contango and making storage plays more attractive for traders. Utilisation of Golar fleet improves in August as a result.

Financial Review
Golar LNG Limited Results
The Company’s second quarter results show EBITDA of $1.1 million. Operating revenue at $21.1 million was consistent with first quarter 2014 (“first quarter”) operating revenue of $21.0 million. The loss of earnings following the sale of the Golar Igloo to Golar LNG Partners LP (“Golar Partners” or “the Partnership”) was offset by improved earnings in respect of the Golar Viking and the Golar Seal, both of which experienced improved utilisation. Despite costs associated with positioning and then idling the newly delivered Crystal, voyage costs decreased from $6.1 million in the first quarter to $3.2 million in the second quarter. Most of the savings were concentrated on the Viking and the Igloo. Vessel operating costs decreased by $2.0 million from $13.8 million in the first quarter to $11.8 million in the second quarter. Following the rescheduling of the newbuild delivery program during the first quarter, the Company has been able to optimise the build-up of crewing levels and substantial savings in operating costs have been achieved as a result. Savings have also been made in respect of the Gimi which spent the entire quarter in layup versus operating without charter commitments in part of the first quarter. No operating costs were incurred in respect of the FSRU Igloo which was not part of the Golar fleet in the second quarter, compared to 51 days in the first quarter. These were partially offset by 46 days of additional operating expenses in respect of the newly delivered Crystal. Administrative expenses decreased from $4.9 million in the first quarter to $4.5 million in the second quarter. Depreciation and amortization at $12.1 million is in line with the first quarter. While there is no second quarter depreciation in respect of the Igloo following its dropdown to the Partnership in the first quarter, Golar Crystal was added to the fleet in May 2014.

The contribution to the Company’s net income from operations includes dividend income derived from the Company’s share of common units, its general partner stake and incentive distribution rights (“IDRs”), in Golar Partners, which, consistent with the first quarter, collectively totalled $6.4 million for the second quarter. Of this, $1.1 million was generated by the IDRs. Additionally, the Company receives a dividend of $8.4 million in respect of the Company’s ownership of the Partnership’s subordinated units, which is accounted for in accordance with the equity method of accounting. The Company has accounted for its share of the Partnership’s second quarter earnings (based on its ownership interest in the subordinated units only) through the Equity in net earnings of affiliates line item in the income statement. When all classes of ownership are taken into account, the aggregate underlying cash dividend received from the Partnership during the second quarter of 2014 is $14.8 million. This too is consistent with the first quarter cash receipt.
Interest expense decreased from $2.2 million in the first quarter to $1.4 million in the second quarter, mainly as a result of a decrease in LIBOR rates. Medium to long-term interest rates also followed this trend which resulted in non-cash losses on interest rate swaps of $13.6 million that are reflected in Other Financial Items of $22.0 million for the second quarter.
Golar Group-wide Results - Includes Consolidation of Golar Partners (refer Appendix A)
As the operating performance of Golar Partners has such a material impact on the Company’s overall financial outcome, the following review of the second quarter results also considers group wide results (i.e. including Golar Partners). Following the IPO of the Partnership by the Company (together “the Golar Group”) and subsequent dropdowns of a large portion of Golar’s operating fleet, the majority of the operating vessels in the Golar Group now reside in Golar Partners. Based on second quarter operating results of the Company and Golar Partners, 87% of the aggregate net time charter revenue is sourced from vessels that are operating within Golar Partners’ corporate structure. Group wide revenues at $119.9 million in the second quarter were up on first quarter revenues of $106.2 million mainly as a result of a full quarter’s revenue from the Golar Igloo and improved utilisation of the Golar Seal and Golar Viking. Operating expenses for the quarter at $25.7 million are broadly in line with the previous quarter at $25.6 million. The full quarter’s cost in respect of the Igloo and the addition of the Golar Crystal to the fleet was offset by the reduction in newbuild expansion costs following the re-organisation of crewing requirements in response to the revised delivery schedule. Voyage and commission expenses at $4.8 million are lower than the first quarter cost of $7.3 million. Second quarter group wide Time Charter Equivalent (“TCE”) earnings of $93,692 per day are higher than the first quarter TCE of $85,794 due to improved utilisation of the Viking and Seal, full layup of the Gimi and savings in voyage expenses due to reduced vessel positioning.
Underlying administration expenses (i.e. non-project related) of $4.2 million for the second quarter are in line with the first quarter at $4.1 million. However, project related expenses at $0.9 million in the second quarter are lower than prior quarter costs of $1.6 million.
Net interest expenses at $12.4 million are higher than the first quarter’s $11.5 million mainly as a result of a full quarter’s interest for the Igloo together with interest now accruing against the Crystal delivered on May 15. Other Financial Items posted a second quarter loss of $30.2 million compared with a loss of $23.1 million in the first quarter and consist mainly of non-cash mark to market valuation of interest rate swap losses as long-term interest rates decreased from the prior quarter end together with related swap interest expense.
Financing
Since July 2013, Golar has raised approximately $1.9 billion with a mixture of bank financing, ECA backed funding and sale and leaseback transactions. Of the total $2.74 billion newbuilding capital expenditure, $1.54 billion has been paid and there remains funding available of $1.3 billion from the financings already entered into. The Company’s newbuilding programme is therefore fully funded.

In June 2014, Golar took material steps toward its first floating liquefaction vessel project through a registered equity offering of 12,650,000 shares of its common stock. The issue price was USD $54.0 per share with total net proceeds to the Company of USD $661 million. Immediately after closing the equity offering, the Company made a Final Investment Decision (“FID”) on its first floating liquefaction conversion project by making effective the conversion agreement with Keppel Shipyard Limited. A portion of the proceeds of the offering was used to fully fund initial milestone payments under the Conversion Agreement and instigate the conversion of an LNG carrier, the Hilli, to a floating liquefaction natural gas vessel. The proceeds will also partly fund future scheduled payments under the Conversion Agreement. In addition, the Company is progressing constructive discussions with the major vendors in this project about a direct equity participation of up to 10% of the total project cost. Such equity participation will further align the parties’ interests in the project. A conclusion to these discussions is expected shortly.
Golar currently owns 41.4% of the units in Golar Partners. The stock has continued to perform well and based on the present share price of $38.35 the value of this investment is approximately $1 billion.
Golar’s USD $250 million convertible bond expiring in March 2017 has a current conversion price of $49.70 and is trading at 135.75%. A full conversion of this to equity will increase the number of shares by 5 million and strengthen the Company’s balance sheet through a reduction of USD $235 million in net debt.
Corporate and other matters
FSRU activities
In early August Golar entered into a cooperation agreement with Quantum Power to support the development of an FSRU project in Ghana. This project is targeting the 170,000cbm Golar Tundra and hopes to make FID in late 2014 or early 2015. As the project has material hurdles to clear prior to achieving its FID, the Tundra will continue to be marketed to projects outside of West Africa. Although the Company estimates that in total there are currently 9 FSRU/FSRV’s which are not committed to firm projects, five of which are newbuilds, the Board remains confident that the Company will be able to secure a long-term charter prior to the Tundra’s expected delivery in Q4 2015. Additional deployment opportunities are presenting themselves in East Africa, Central America, and the Caribbean Basin.
Construction of the 160,000cbm FSRU Golar Eskimo is proceeding according to plan and will be complete at the end of 2014 in advance of the scheduled 2015 commencement of service in Aqaba, Jordan.
Newbuild Deliveries
On May 15 the Company took delivery of its third Samsung built, Tri-fuel Diesel Electric (“TFDE”) LNG carrier, the Golar Crystal. This vessel has also been financed through the $1.125 billion facility with approximately 65% leverage equal to $128 million. In line with the Golar Seal and Golar Celsius, the cash break even Time Charter rate in order to cover operating costs, interest expense and full amortisation of debt is around $57,000 per day (including $29,500 per day in debt repayment). The Crystal remained idle until early August when she commenced the first of two voyage charters that will see her employed into the fourth quarter.
Today, the global LNG fleet consists of approximately 371 vessels (excluding FSRUs and vessels less than 18,000cbm). This has increased by six vessels since the end of May. Although 29 vessels were slated for delivery in 2014, of which 16 are uncommitted, delays to the scheduled delivery dates for some of these together with a contango in forward LNG prices seems to have helped improve the trading environment for the existing fleet. The downward pressure on rates and utilisation, has, at least for the short-term, been halted. Rates for spot and short term charters of newbuild TFDE tonnage are currently in the mid-high $50k/day range. Equivalent rates for modern steam carriers are currently in the $40k/day range. Even if rates have stabilised, a low effective utilisation of the vessels remains a major concern.
Golar is scheduled to take delivery of 7 new buildings before the end of the year. Some of these will likely slip into 2015 due to delays in yard scheduling.

Drydockings
No vessels were drydocked during the quarter. The Golar Viking is the only operational carrier in the Golar fleet that is scheduled to be docked before the end of the year. Following the recent redelivery of the vessel out of a voyage charter in the Pacific basin, and short of any prompt chartering opportunities materialising, the Company is considering various cost saving options to be instituted until such time as the carrier market improves.
Shares and options
As at June 30, 2014, the total number of shares outstanding in Golar excluding options is 93.3 million. In addition there are 0.5 million outstanding stock options.
Dividend
Golar is anticipated to enter a period of rapid growth linked to the new investments in the FLNG business. This comes together with a weak chartering market which is expected to remain so for the next 12 - 18 months. The Board sees a regular and stable to growing dividend as a key part of the return to shareholders. With this and the Company’s strong financial position in mind, the Board has decided to keep the dividend at $0.45 per share.
The record date for the dividend will be September 10, ex-dividend date is September 8 and the dividend will be paid on or about September 26, 2014.
Floating Liquefaction (“FLNG”)
On July 3 the Company ordered the world’s first FLNGV based on the conversion of an existing LNG carrier. The primary contract for the FLNGV was entered into with Singapore’s Keppel Shipyard Limited (“Keppel”). Keppel has simultaneously entered into a sub-contract with global engineering, procurement and construction company Black & Veatch ("B&V") who will provide its licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the FLNGV topsides and liquefaction process. The FLNGV Hilli will have 4 trains and be capable of producing 2.2 to 2.8 million metric tonnes (mmtpa) of LNG per annum upon delivery from the yard (ex-Singapore) in February 2017.
Golar are in discussions with several alternative parties with respect to employment of Hilli. Significant progress has been made during these discussions. The Board expects that a final contract can be entered into before year end with subsequent governmental approval to be cleared within the first half of 2015. The Board anticipates, based on the infrastructure in the regions being discussed, that the vessel can be deployed directly after completing the yard work. Shareholders should be aware that it is likely that the first employment might only cover 2 or 3 of the present 4 trains, each producing up to 0.7 million tonnes.. Such a solution will initially dampen income, but provide some spare capacity in the start up period and will position the vessel well for further gas reserves from the same area to be connected to the vessel at a later stage.
Tariff payments being discussed are in line with what has been achieved for US LNG production capacity.
The Company continues to progress other opportunities based on larger stranded gas fields and pipeline quality gas from liquid natural gas markets. These projects are in North America and West Africa, are near shore and based on clean and relatively dry natural gas. In addition to these projects, Golar is in the process of expanding its origination focus to include East Africa, South East Asia and Central/South America.

The Board is pleased with the positive reception to the first speculative order of a liquefaction vessel and is confident that the Company has the capability to execute multiple projects before the latter part of this decade. Similar to Golar’s industry leading franchise in FSRUs, the ability to deliver a cost effective liquefaction solution in a timely fashion has created a significant first mover advantage from which the Board intends to derive maximum benefit. Given its positioning, the Company should, in partnership with Keppel and B&V, be capable of delivering 4-5 units before any of its competitors enter the market in a serious way. Such an aggressive strategy is however totally dependent on successful project execution, solid operation and also overall demand.
Golar is in the early stages of discussions with a target to find a possible alliance with a dynamic and fast growing E&P company to acquire and develop stranded gas reserves. The pricing level for these assets seems attractive if FLNG technology can be used to monetize the value.
Shipping
Second quarter rates began with steam vessels being fixed at an average charter rate of $53,000 over the month of April. TFDE’s were fixed at a small premium with an average across the month of $64,000/day. Towards the end of the quarter rates took a downward turn despite a flurry of fixtures with steam vessels fixing at a daily average of $48,000 over the month of June and TFDEs at an average of $61,000. Wide variations in rates were reported depending on delivery and redelivery positioning requirements.
Instrumental to the decline in rates and ongoing low levels of utilisation during the quarter was the release of Angola LNG's seven vessels for 12-18 months as the project suffered further setbacks. RasGas were however fairly active fixing vessels on backhaul trades from Ras Laffan to long term customers in Europe. Charter rates for these trades were typically well below market rates as it was seen as advantageous to have vessels positioned back into the Atlantic. A few exceptional fixtures concluded with a TFDE fixed for 6-months with options in the high 70’s and a modern steam turbine fixed for 2 years in the high 30’s. Petrobras also secured two vessels on medium term business.
The start of the third quarter coincided with a marked increase in activity. Initial spot activity based around a buy cargo tender issued by ENARSA with 5 cargoes to be delivered in August and September gave way to several traders taking newbuild vessels on 3-6 month charters plus options at rates below $50,000/day. Traders were loading cargoes to store for several months to exploit the contango in forward LNG prices. This was followed by additional spot fixings to bring Middle East volumes to Brazil as well as several fixtures for Atlantic cargoes heading to Asia. Rates have increased steadily during July and the first half of August to $50-60,000/day for a modern steam vessel and $65-70,000/day for a cold TFDE, again with certain fixtures below these levels, particularly for a maiden voyage or a warm vessel and certain fixtures above these levels. Even if rates have seen some strengthening, the effective utilisation of the vessels remains a major concern in the current market.
Recent chartering activities by the Company have started to show the real benefits of the new generation of tri fuel vessels. The increased size, reduced boil off and more efficient fuel consumption are being increasingly appreciated by charterers and the Company expects the spread between the different grades of tonnage to further widen going forward. Golar is extremely well positioned to benefit from this with ten new tri fuel vessels entering the market.
Recent shipping rates have shown more short term strength than was expected at the time of the last quarterly report. Golar does however retain the view that there remains 12-18 months of weak market conditions before a meaningful recovery can be anticipated. During this period, the Company expects both rates and utilisation to remain low.
The current weakness is created by a 1.6% contraction in LNG production over the last two years, while the supply of vessels has increased by approximately 6%. Between 2014 and 2017 we anticipate a growth in LNG production of 32% but fleet growth to be less than this. These fundamentals should create the framework for a relatively strong recovery.

LNG Market
April and May witnessed the scheduled maintenance of LNG plants in both the Middle East and the Atlantic as well as ongoing problems in Angola. LNG prices in all the main Far Eastern markets were however unaffected due to limited demand. Far East price markers have been fairly low over the past few months and the Atlantic-Pacific price spread reached its lowest level in over three years. The early start-up of the Papua New Guinea project as well as excess cargoes from Bontang, Bintulu and NWS have kept the Pacific market well supplied. In the Atlantic Basin, European reloads reached an all-time high during the second quarter and the lack of end-user demand in Asia led to an increase in the number of Middle East cargoes heading to the Atlantic. Demand in the Atlantic has focussed on South America with Brazil in particular buying numerous cargoes. The forward curve for FE prices suggests that winter spot prices will approach long-term contract prices however this is dependent on weather sensitive demand in Northeast Asia returning to the market. Increased NE Asia demand, the ramp-up of Papua New Guinea and potential start up of Australian projects in the fourth quarter should increase supply and aid the shipping market.
Outlook
The Board of Directors of Golar is pleased that the Company fulfilled its commitment to complete and obtain funding for the Company’s maiden FLNG vessel as of the end of the second quarter 2014. The proceeds from the offering put the Company on a solid footing to maintain a fast track schedule for yard delivery of the first FLNG vessel in the first quarter of 2017.
The Company has made positive progress on securing agreements for the deployment of the vessel to coincide with the delivery timing from the yard.
Although recent weeks have shown a moderate improvement in chartering demand, the Board believes that this is primarily linked to a temporary market condition related to the current contango in the LNG pricing curve going out into the winter of 2014/15. Supply demand fundamentals remain challenging and therefore investors should anticipate operating results for the balance of the year to be generally in line with the first half of 2014. In recognition of the current improved utilisation of the spot vessels, all of which are currently employed, operating results for the third quarter can however be expected to show some minor improvement over the second quarter.

APPENDIX A - GROUP-WIDE OPERATING PERFORMANCE METRICS - NON GAAP
(Including consolidation of Golar Partners)

		Apr - Jun	Jan - Mar	Apr-Jun
(in thousands of $)		2014 (1)	2014	2013
		(unaudited)	(unaudited)	(unaudited)
Total revenues		119,922	106,226	103,817
Vessel operating expenses		25,743	25,620	23,974
Voyage and commission expenses		4,775	7,303	3,298
Administrative expenses		5,086	5,662	6,915
Depreciation and amortization		31,059	29,338	25,216
Other operating gains and losses		—	1,317	—
Operating income		53,259	39,620	44,414
Interest income		280	583	658
Interest expense		(12,661)	(12,045)	(11,385)
Other financial items		(30,231)	(23,126)	47,547

(1) Q2 2014 RECONCILIATION OF GOLAR'S RESULTS TO GROUP-WIDE BASIS
(including consolidation of Golar Partners)
		Golar Partners		(Including consolidation of Golar Partners)
	Apr - Jun	Complete	Consolidation	Apr - Jun
	2014	Basis (100%)	Adjustments	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total revenues	21,084	101,587	(2,749)	119,922
Vessel operating expenses	11,785	16,697	(2,739)	25,743
Voyage and commission expenses	3,241	1,534	—	4,775
Administrative expenses	4,507	1,337	(758)	5,086
Depreciation and amortization	12,132	19,895	(968)	31,059
Net gain on disposal to Golar Partners (includes amortization of deferred gains)	483	—	(483)	—
Operating (loss) income	(11,064)	62,124	2,199	53,259

Interest income	4	277	(1)	280
Interest expense	(1,371)	(11,291)	1	(12,661)
Other financial items	(22,024)	(7,995)	(212)	(30,231)

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.
Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are: changes in LNG, FSRU and FLNGV market trends, including charter rates, ship values and technological advancements; changes in the supply and demand for LNG; changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs; and FLNGVs; changes in Golar’s ability to retrofit vessels as FSRUs and FLNGVs, Golar’s ability to obtain financing for such retrofitting on acceptable terms or at all and the timing of the delivery and acceptance of such retrofitted vessels; increases in costs; changes in the availability of vessels to purchase, the time it takes to construct new vessels, or the vessels’ useful lives; changes in the ability of Golar to obtain additional financing; changes in Golar’s relationships with major chartering parties; changes in Golar’s ability to sell vessels to Golar LNG Partners LP; Golar’s ability to integrate and realize the benefits of acquisitions; changes in rules and regulations applicable to LNG carriers, FSRUs and FLNGVs; changes in domestic and international political conditions, particularly where Golar operates; as well as other factors discussed in Golar’s most recent Form 20-F filed with the Securities and Exchange Commission. Unpredictable or unknown factors also could have material adverse effects on forward-looking statements.

August 26, 2014
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar Management Limited - +44 207 063 7900
Doug Arnell - Chief Executive Officer
Brian Tienzo - Chief Financial Officer
Stuart Buchanan - Investor Relations

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2014	2014	2014	2013	2013
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun	Jan-Dec

Time charter revenues	18,336	18,536	36,872	59,466	90,558
Vessel and other management fees	2,748	2,430	5,178	4,968	9,270
Total operating revenues	21,084	20,966	42,050	64,434	99,828

Vessel operating expenses	11,785	13,767	25,552	21,910	43,750
Voyage and commission expenses	3,241	6,114	9,355	3,500	14,259
Administrative expenses	4,507	4,864	9,371	11,272	22,952
Depreciation and amortization	12,132	12,335	24,467	17,671	36,871
Impairment of long-term assets	—	—	—	—	500
Total operating expenses	31,665	37,080	68,745	54,353	118,332

Net gain on disposals to Golar Partners (includes amortization of deferred gains)	(483)	35,519	35,036	65,365	65,619
Other operating gains and losses	—	1,317	1,317	—	—

Operating (loss) income	(11,064)	20,722	9,658	75,446	47,115

Other non-operating income (expense)
Dividend income	6,439	6,416	12,855	15,101	30,960
Other	(750)	718	(32)	—	(3,355)
Total other non-operating income	5,689	7,134	12,823	15,101	27,605

Financial income (expenses)
Interest income	4	283	287	1,975	3,549
Interest expense	(1,371)	(2,164)	(3,535)	—	—
Other financial items	(22,024)	(16,712)	(38,736)	45,121	38,219
Net financial (expense) income	(23,391)	(18,593)	(41,984)	47,096	41,768

(Loss) income before taxes and equity in net earnings of affiliates	(28,766)	9,263	(19,503)	137,643	116,488
Taxes	566	614	1,180	1,400	3,404
Equity in net earnings of affiliates	3,970	3,114	7,084	5,490	15,821

Net (loss) income	(24,230)	12,991	(11,239)	144,533	135,713

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2014	2014	2014	2013	2013
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun	Jan-Dec

Net (loss) income	(24,230)	12,991	(11,239)	144,533	135,713

Other comprehensive income (loss):
Gain associated with pensions (net of tax)	—	—	—	—	5,078
Net gain on qualifying cash flow hedging instruments (1)	513	1,238	1,751	3,008	5,010
Net gain (loss) on investments in available-for-sale securities	61,425	(3,092)	58,333	52,110	1,885
Other comprehensive (loss) income	61,938	(1,854)	60,084	55,118	11,973
Comprehensive income	37,708	11,137	48,845	199,651	147,686

(1) Includes share of net loss of $0.5 million for the quarter ended June 30, 2014 on qualifying cash flow hedging instruments held by an affiliate (for the quarter ended March 31, 2014: $0.3 million gain).

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	2014	2013
(in thousands of $)	Jun-30	Dec-31

ASSETS
Current
Cash and cash equivalents	484,683	125,347
Restricted cash	—	23,432
Other current assets	20,722	26,606
Amounts due from related parties	15,839	6,311
Short-term debt due from related party	20,000	—
Total current assets	541,244	181,696
Non-current
Restricted cash	3,111	3,111
Investment in available-for-sale securities	325,684	267,352
Investment in affiliates	340,526	350,918
Cost method investments	204,172	204,172
Newbuildings	765,524	767,525
Asset under development	211,607	—
Vessels and equipment	968,400	811,715
Other long-term assets	46,467	78,732
Total assets	3,406,735	2,665,221

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt	125,174	30,784
Other current liabilities	97,526	59,427
Amounts due to related parties	572	363
Total current liabilities	223,272	90,574
Long-term
Long-term debt	656,875	636,244
Long-term debt due to related party	—	50,000
Other long-term liabilities	84,420	84,266
Total Liabilities	964,567	861,084

Equity
Stockholders' equity	2,442,168	1,804,137

Total liabilities and stockholders' equity	3,406,735	2,665,221

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2014	2014	2014	2013	2013
(in thousands of $)	Apr-Jun	Jan- Mar	Jan-Jun	Jan-Jun	Jan-Dec

OPERATING ACTIVITIES
Net (loss) income	(24,230)	12,991	(11,239)	144,533	135,713
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	12,132	12,335	24,467	17,671	36,871
Amortization of deferred tax benefits on intra-group transfers	(872)	(872)	(1,744)	(1,743)	(3,487)
Amortization of deferred charges and debt guarantee	557	536	1,093	65	1,120
Gain on disposal to Golar Partners (including amortization of deferred gain)	483	(35,519)	(35,036)	(65,365)	(65,619)
Equity in net earnings of affiliates	(3,970)	(3,114)	(7,084)	(5,490)	(15,821)
Dividend income from available-for-sale and cost investments recognized in operating income	(6,439)	(6,416)	(12,855)	(15,101)	(30,960)
Dividend received	15,403	14,750	30,153	31,290	64,198
Drydocking expenditure	(2,484)	(719)	(3,203)	(235)	(4,248)
Stock-based compensation	157	84	241	332	500
Gain on disposal of high yield bond in Golar Partners	—	—	—	—	(841)
Loss on disposal of available-for-sale securities	—	—	—	—	754
Change in market value of derivatives	13,585	9,428	23,013	(52,609)	(55,776)
Other current and long-term assets	69,669	(76,780)	(7,111)	(12,488)	(18,970)
Other current and long-term liabilities	(322)	(7,126)	(7,448)	(6,223)	24,065
Net foreign exchange gain	(297)	(542)	(839)	—	(277)
Impairment of long-term assets	—	—	—	—	500
Net cash provided by(used in) operating activities	73,372	(80,964)	(7,592)	34,637	67,722

Golar LNG Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2014	2014	2014	2013	2013
(in thousands of $)	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(813)	(1,411)	(2,224)	(410)	(802)
Additions to newbuildings	(262,433)	(196,608)	(459,041)	(298,499)	(733,353)
Additions on assets under development	(165,078)	—	(165,078)	—	—
Short-term loan granted to third party	—	—	—	(11,960)	(11,960)
Repayment of short-term loan granted to third party	—	—	—	—	2,469
Short-term loan granted to Golar Partners	—	(20,000)	(20,000)	(20,000)	(20,000)
Repayment of short-term loan granted to Golar Partners	—	—	—	—	20,000
Additions to investments	—	—	—	(2,620)	(5,649)
Proceeds from disposal of business to Golar Partners, net of cash disposed	—	148,048	148,048	117,517	119,927
Additions to available-for-sale securities		—	—	(12,400)	(12,400)
Proceeds from disposal of investments in available-for-sale securities	—	—	—	—	99,210
Proceeds from disposal of high yield bond in Golar Partners	—	—	—	—	34,483
Restricted cash and short-term investments	23,433	—	23,433	1,551	(24,992)
Net cash used in investing activities	(404,891)	(69,971)	(474,862)	(226,821)	(533,067)

FINANCING ACTIVITIES
Proceeds from issuance of equity	661,582	—	661,582	—	—
Proceeds from short-term debt	—	67,559	67,559	—	—
Proceeds from long-term debt (including related parties)	127,933	161,270	289,203	—	306,358
Repayments of short-term and long-term debt (including related parties)	(130,591)	(2,350)	(132,941)	(4,700)	(9,400)
Financing costs paid	(1,478)	(6,375)	(7,853)	(47)	(22,612)
Cash dividends paid	—	(36,271)	(36,271)	(36,479)	(108,976)
Proceeds from exercise of share options	177	334	511	153	608
Net cash provided by (used in) financing activities	657,623	184,167	841,790	(41,073)	165,978
Net increase (decrease) in cash and cash equivalents	326,104	33,232	359,336	(233,257)	(299,367)
Cash and cash equivalents at beginning of period	158,579	125,347	125,347	424,714	424,714
Cash and cash equivalents at end of period	484,683	158,579	484,683	191,457	125,347

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total Equity
Balance at December 31, 2012	80,504	654,042	200,000	(18,730)	848,503	1,764,319

Net income	—	—	—	—	144,533	144,533
Dividends	—	—	—	—	(36,479)	(36,479)
Grant of share options	—	332	—	—	—	332
Exercise of share options	16	243	—	—	(106)	153
Other comprehensive income	—	—	—	55,118	—	55,118

Balance at June 30, 2013	80,520	654,617	200,000	36,388	956,451	1,927,976

(in thousands of $)	Share Capital	Additional Paid in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive (loss) income	Accumulated Retained Earnings	Total Equity
Balance at December 31, 2013	80,580	656,018	200,000	(6,757)	874,296	1,804,137

Net loss	—	—	—	—	(11,239)	(11,239)
Dividends	—	—	—	—	(72,513)	(72,513)
Exercise of share options	50	769	—	—	(308)	511
Grant of share options	—	241	—	—	—	241
Net proceeds from issuance of shares	12,650	648,297	—	—	—	660,947
Other comprehensive income	—	—	—	60,084	—	60,084

Balance at June 30, 2014	93,280	1,305,325	200,000	53,327	790,236	2,442,168

Footnotes:

(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital thereby giving Golar greater flexibility when it comes to declaring dividends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 26, 2014	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial and Accounting Officer